UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1 )1

Safe Technologies International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

786416206
(CUSIP Number)

William P. Stueber II
9851 NW 39 Court
Coral Springs, FL 33065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)
———————
1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786416206	13D	Page 1 of 4 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William P. Stueber II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 100%
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 100%
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,164,999 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 786416206	13D	Page 2 of 4 Pages

Item 1.	Security and Issuer.

Common Stock
Safe Technologies International, Inc.

Item 2.	Identity and Background.

William P. Stueber II
9851 NW 39 Court
Coral Springs, FL 33065

Mr. Stueber is a founder and Managing Partner of Telecom Partners Group LLP, an investment advisory and strategic consulting practice formed in 2001 and located at 9851 NW 39 Court, Coral Springs, FL 33065.

During the last five years, Mr. Stueber has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Stueber was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws; nor has there been any finding of a violation with respect to such laws.

Mr. Stueber is a United State citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Stueber bought 6,852,641 of the shares in the open market for a total purchase price of $3,038, using personal funds. Mr. Stueber bought 6,950,000 of the shares in a private transaction for a purchase price of $2,780, using personal funds. Mr. Stueber acquired 225,000,000 of the shares by gift.  A 1 for 10 reverse stock split, effective September 16, 2009, reduced Mr. Stueber’s holdings to 23,880,265 shares.  On September 24, 2009, Mr. Stueber acquired an additional 90,405,920 shares by gift.

Item 4.	Purpose of the Transaction.

Mr. Stueber has joined with other shareholders of Safe Technologies International, Inc., in restructuring the company in order to position the company to take advantage of one or more business opportunities as they become available.  Restructuring of the company has included the election of a new Board of Directors, appointment of new officers, a 1 for 10 reverse stock split, a reduction in the authorized capital stock of the company, and a conversion of debt to equity.

Item 5.	Interest in Securities of the Issuer.

Mr. Stueber owns 101,164,999 shares of the common stock of Safe Technologies International, Inc., representing approximately 31.0% of the company’s common stock.  All of such shares are owned with sole power to vote and dispose of the shares.

On April 2, 2009, Mr. Stueber purchased 500,000 shares of common stock in the open market at a purchase price of $0.0005 per share.  On April 3, 2009, Mr. Stueber purchased a total of 2,000,000 shares of common stock in the open market at an average purchase price of $0.0004875 per share.  On April 27, 2009, Mr. Stueber purchased 6,950,000 shares in a private transaction at a purchase price of $.0004 per share.  On June 1, Mr. Stueber acquired 225,000,000 of the shares by gift.  A 1 for 10 reverse stock split, effective September 16, 2009, reduced Mr. Stueber’s holdings to 23,880,265 shares.  On September 24, 2009, Mr. Stueber acquired an additional 90,405,920 shares by gift.  In 2010, pursuant to a Mediated Marital Settlement Agreement, Mr. Stueber transferred 5,000,000 shares to his ex-wife.  In 2010, Mr. Stueber sold a total of 8,121,186 shares.

CUSIP No. 786416206	13D	Page 3 of 4 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Stueber has an understanding with Franklin Frank, another shareholder of Safe Technologies International, Inc., to restructure the company in order to facilitate the acquisition of one or more active businesses, which are currently unidentified.  Restructuring of the company has included the election of a new Board of Directors, appointment of new officers, a 1 for 10 reverse stock split, a reduction in the authorized capital stock of the company, and a conversion of debt to equity.

Item 7.	Material to be filed as Exhibits.

There are no written agreements, contracts, arrangements, understanding, plans or proposals relating to Mr. Stueber’s acquisition of the shares or the intended restructuring of Safe Technologies International, Inc.

CUSIP No. 786416206	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2011

By:	/s/ William P. Stueber II
William P. Stueber II